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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2003

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Press Release

Luxembourg

03 February 2003

VANTICO GROUP S.A.

INTEREST PAYMENT DUE ON 1 FEBRUARY 2003 DEFERRED

        Luxembourg, 3rd February 2003—Vantico Group S.A. ("Vantico" or the "Company") announces that, pending the outcome of on-going restructuring negotiations between the Company and its stakeholders (including holders of the Company's 12% Senior Notes due 2010 (the "Notes") and the bank group for the Vantico group of companies), it will defer payment on the Company's 12% Senior Notes due 2010 (the "Notes"). The terms of the indenture governing the Notes allow for a 30-day grace period following each payment date before resulting in an Event of Default.

About Vantico

        Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

        Vantico is incorporated in Luxembourg and operates globally in three Divisions: Polymer Specialties, Adhesives and Tooling and Optronics.

Contacts

Vantico Helmut Strametz Chief Executive Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7962 Email: helmut.strametz@vantico.com	Justin Court Chief Financial Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7950 Email: justin.court@vantico.com
Financial Adviser to Vantico Close Brothers Corporate Finance Richard Grainger Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: richard.grainger@cbcf.com	Jason Clarke Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: jason.clarke@cbcf.com

        Close Brothers Corporate Finance is acting for Vantico Holding S.A. and its subsidiaries and Morgan Grenfell Private Equity in connection with the Restructuring and no-one else and will not be responsible to anyone other than Vantico Holding S.A. and its subsidiaries and Morgan Grenfell Private Equity for providing the protections offered to clients of Close Brothers Corporate Finance.

        This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The proposed restructuring is subject to further negotiation, documentation and implementation.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANTICO GROUP S.A.
February 3, 2003	/s/ JUSTIN COURT Justin Court Chief Financial Officer

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VANTICO GROUP S.A. INTEREST PAYMENT DUE ON 1 FEBRUARY 2003 DEFERRED
SIGNATURE